November 26, 2018

Philip M. Rice, II
Chief Financial Officer
Zivo Bioscience, Inc.
2804 Orchard Lake Rd., Suite 202
Keego Harbor, Michigan 48320

       Re: Zivo Bioscience, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 21, 2018
           File No. 000-30415

Dear Mr. Rice:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance